Rule 12g3-2(b) File Number ~~82-5237~~

04 FEB 26 AM 7:21

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

December 19, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

04010139

SUPPL

**Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~**

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a declaration we filed with the stock exchanges on December 18, 2003 regarding the increase in the price and trading volumes of the shares of the Company.

Thank you for your attention.

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Sincerely yours,

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

dlw 2/27

Copy to: Ms. Denise Lau – Herbert Smith, (852) 2845 9099

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Zhejiang Expressway Co., Ltd. the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Hong Kong, this 18th day of December, 2003"

I, the undersigned, being a director and/or authorised representative of the above-named Company, hereby, on my own behalf and on behalf of each of the directors of the Company, represent to The Stock Exchange of Hong Kong Limited that the contents of the above announcement are true and accurate and, on behalf of the Company, irrevocably authorise The Stock Exchange of Hong Kong Limited to release the above announcement on its news dissemination system.

Name:
Date: 18th December 2003

18/12

及成交量

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份價格上升及成交量上升，並聲明本公司並不知悉導致價格上升的任何原因。

本公司謹確認，目前並無任何有關收購或變賣的商談或協議為根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市協議》第 2 段所規定的一般責任而須予公開者。

上述聲明乃承浙江沪杭甬高速公路股份有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

香港，二零零三年十二月十八日」

本人，下述簽署人，為上述公司之董事及/或授權代表，現謹代表本人及本公司各董事向香港聯合交易所有限公司表明上述公佈之內容真確無誤，並代表本公司授權（此授權為不得撤回）香港聯合交易所有限公司於其資訊發佈系統發放上述公佈。

姓名：
日期：二零零三年十二月十八日